Exhibit 99.2

For Information Contact:

Martha Aviles

Corporate Communications Manager

512.744.9968

maviles@sigmatel.com

FOR IMMEDIATE RELEASE

SIGMATEL REPORTS FOURTH QUARTER 2007 RESULTS

AUSTIN, Texas—(BUSINESS WIRE) – February 4, 2008 – SigmaTel, Inc. (NASDAQ: SGTL) today announced results for the quarter ended December 31, 2007.

Fourth Quarter Financial Review

Revenues for the fourth quarter of 2007 were $33.2 million with a GAAP net loss of $4.0 million or $0.11 per share. The non-GAAP adjusted net loss for the fourth quarter of 2007 was $2.0 million or a non-GAAP adjusted net loss of $0.06 per share. GAAP gross margin for the quarter was 42.3 percent and non-GAAP gross margin was 43.3 percent. See the reconciling charges set forth in the reconciliation of GAAP to non-GAAP results provided below.

As of December 31, 2007 SigmaTel had cash, cash equivalents, restricted cash and short-term investments of $71.4 million.

Business Update

“In 2007, we continued our aggressive cost management and restructured the company,” said Phil Pompa, CEO of SigmaTel. “We have achieved new design wins across all the product lines and begun to transition to our PMP solutions, the 3600 and 3700 product families. SigmaTel shipped over 1 million 3700 SoCs to OEM/ODMs worldwide, last year.”

Executive Summary:

•	5.0 Software Development Kit for the 3700 product family available for the mass market

•	GPS reference design units showcased at CES 2008

•	Kodak launched the ESP3, based on SigmaTel technology, at CES

•	SGTV5900 adopted by Samsung and shipping in mass production

“Development has begun on solutions for different consumer markets,” said Phil Pompa, CEO of SigmaTel. “New product announcements are expected later on in this quarter with more details available at that time.”

First Quarter 2008 Outlook

For the first quarter of 2008, the company anticipates revenue of $17 million to $22 million with non-GAAP gross margins of approximately 44 percent, plus or minus a couple of points. SigmaTel’s gross margin percentage varies primarily with product mix, pricing, and unit costs.

GAAP diluted loss per share is expected to be $0.40 to $0.30 with non-GAAP adjusted net loss per share expected to be $0.35 to $0.25, based on 36.1 million diluted weighted average shares outstanding.

Conference Call Today

A conference call will be held today, February 4th, 2007, at 3:30 p.m. Central Time (CST) and will be simulcast over the Internet at www.streetevents.com and www.sigmatel.com. A replay will be available from February 6, 2008 until February 29, 2008, at the websites listed above and by phone at (888) 203-1112 for domestic calls or (719) 457-0820 for international calls. Please use passcode 4057885 when accessing the replay by phone.

For more information on SigmaTel, please visit www.sigmatel.com.

About SigmaTel: SigmaTel is a fabless semiconductor company which designs, develops, and markets mixed-signal ICs for the consumer electronics market. The Company’s target market segments include portable media players, printers and digital televisions. SigmaTel provides complete, system-level solutions that include highly-integrated ICs, customizable firmware and software, software development tools and reference designs. The Company’s focus is on enabling customers to rapidly introduce and offer electronic products that are small, light-weight, power-efficient, reliable, and cost-effective. SigmaTel is ISO 9001:2000 certified and is committed to providing customers with high performance, quality products along with superior, worldwide customer service.

Cautionary Language: This press release contains forward-looking statements based on current SigmaTel expectations. The words “expect,” “will,” “should,” “would,” “anticipate,” “project,” “outlook,” “believe,” “intend,” and similar phrases as they relate to SigmaTel or future events are intended to identify such forward-looking statements. These forward-looking statements reflect the current views and assumptions of SigmaTel, but are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those in the forward-looking statements, and there will be events in the future that SigmaTel is not able to accurately predict or control. These risks and uncertainties include, but are not limited to: SigmaTel’s ability to effectively implement changes which will increase operational efficiencies, reduce costs as planned, and ultimately improve SigmaTel’s financial results; SigmaTel’s ability to succeed in its more narrowly-defined market emphasis and the ability of those markets to support SigmaTel’s business objectives; SigmaTel’s ability to gain continued market acceptance of its 3600 and 3700 families of products, and to achieve additional product wins with those products; and SigmaTel’s ability to correctly identify and pursue new market segments and to successfully develop new products for those segments. For a more thorough discussion of the risks to which the forward-looking statements are subject, please refer to recent SigmaTel filings with the SEC, particularly the Form 10-Q that was filed on August 9, 2007.

Discussion of Non-GAAP Financial Measures: SigmaTel provides a non-GAAP measure of gross profit, net loss income and net loss income per share in its earnings release. The presentation of gross profit is intended to be a supplemental measure of performance and excludes a non-cash charge related to amortization of intangible assets from acquisitions. The presentation of net loss and net loss per share is intended to be a supplemental measure of performance and excludes: : (i) a non-cash charge related to impairment of goodwill and other long-lived assets; (ii) a non-cash charge related to amortization of intangible assets from acquisitions; (iii) a non-cash charge related to stock-based compensation; (iv) a charge related to the abandonment of leased facilities; (v) a charge related to accrual for severance payable to our former CEO; (vi) a gain on the sale of the PC Audio product line and a loss on the disposition of assets in conjunction with the lease abandonment; (vii) a non-cash charge related to a tax valuation allowance against our deferred tax asset; (viii) a non-cash benefit related to a release of a tax reserve; (ix) a non-cash benefit related to tax benefits of unwinding our IP migration strategy. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with GAAP. The non-GAAP financial measures included in the press release have been reconciled to the corresponding GAAP financial measures as required under the rules of the Securities and Exchange Commission regarding the use of non-GAAP financial measures.

SigmaTel is a registered trademark of SigmaTel, Inc. All other products and brand names as they appear in this release are trademarks or registered trademarks of their respective holders. All specifications may be changed without notice.

SIGMATEL, INC.

RECONCILIATION of GAAP to NON-GAAP RESULTS

(in thousands, except per share data)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
Gross profit as reported	$14,045	$13,822	$51,081	$64,679
Adjustments:
Amortization of intangible assets from acquisitions	342	783	1,707	3,133

Non-GAAP gross profit	$14,387	$14,605	$52,788	$67,812

Non-GAAP gross profit percentage	43.3%	38.9%	41.5%	42.6%

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
Net loss as reported	$(3,994)	$(98,735)	$(37,777)	$(109,024)
Adjustments (tax effected):
Impairment of goodwill and other long lived assets	398	72,811	398	72,811
Amortization of intangible assets from acquisitions	392	831	1,907	3,344
Stock-based compensation	1,213	1,445	6,492	7,205
Lease impairment charges	—	—	619	—
CEO severance accrual	—	1,546	—	1,546
Loss (gain) on asset disposition	—	—	915	(24,312)
Tax valuation allowance	—	16,142	—	16,142
Release of tax reserve	—	(2,857)	—	(2,857)
Net tax benefit of unwinding IP migration strategy	—	—	—	(9,271)

Non-GAAP net loss	$(1,991)	$(8,817)	$(27,446)	$(44,416)

Diluted weighted average shares outstanding	36,038	35,483	35,811	35,304
Diluted net loss per share, non-GAAP	$(0.06)	$(0.25)	$(0.77)	$(1.26)

SIGMATEL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	December 31,
	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$20,773	$30,686
Restricted cash	193	7,354
Short-term investments	50,438	62,800
Accounts receivable, net	14,921	12,556
Inventories, net	12,295	20,794
Income tax receivable	2,517	3,365
Prepaid expenses and other assets	2,729	5,591

Total current assets	103,866	143,146
Property, equipment and software, net	8,793	13,301
Intangible assets, net	14,645	15,370
Non-current income tax receivable	6,559	—
Other assets	1,389	1,574

Total assets	$135,252	$173,391

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$14,234	$16,338
Accrued compensation	5,293	8,712
Other accrued expenses	3,539	5,327
Deferred revenue	2,771	1,242
Income taxes payable	125	2,729
Current portion of long-term obligations	163	229

Total current liabilities	26,125	34,577
Non-current income taxes payable	6,107	4,453
Other liabilities	2,182	809

Total liabilities	34,414	39,839

Commitments and contingencies (see Note 12)
Stockholders’ Equity:
Common stock, $0.0001 par value; 170,000 shares authorized; shares issued and outstanding: 36,160 and 36,070 at 2007 and 35,603 and 35,513 at 2006, respectively	4	4
Additional paid-in capital	204,873	197,711
Notes receivable from stockholders	—	(5)
Treasury stock, 90 common shares at cost	(741)	(741)
Accumulated deficit	(103,673)	(63,687)
Accumulated other comprehensive income loss	375	270

Total stockholders’ equity	100,838	133,552

Total liabilities and stockholders’ equity	$135,252	$173,391

SIGMATEL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2007	2006	2007	2006
Revenues, net	$33,195	$37,524	$127,126	$159,365
Cost of goods sold	19,150	23,702	76,045	94,686

Gross profit	14,045	13,822	51,081	64,679
Operating expenses:
Research and development	12,811	21,971	64,777	90,640
Selling, general and administrative	5,553	12,320	30,179	50,245
Goodwill impairment	—	63,334	—	63,334
Impairment of long-lived assets	398	18,477	398	18,477
Loss (gain) on asset disposition	320	—	915	(45,673)

Total operating expenses	19,082	116,102	96,269	177,023

Operating loss	(5,037)	(102,280)	(45,188)	(112,344)
Interest income, net	969	966	4,053	3,084
Foreign exchange loss	(70)	(50)	(147)	(221)
Other income	—	50	—	50

Total other income	899	966	3,906	2,913

Loss before income taxes	(4,138)	(101,314)	(41,282)	(109,431)
Income tax benefit	(144)	(2,579)	(3,505)	(407)

Net loss	$(3,994)	$(98,735)	$(37,777)	$(109,024)

BASIC NET LOSS PER SHARE	$(0.11)	$(2.78)	$(1.05)	$(3.09)

DILUTED NET LOSS PER SHARE	$(0.11)	$(2.78)	$(1.05)	$(3.09)

WEIGHTED AVERAGE SHARES USED TO COMPUTE:
Basic net loss per share	36,038	35,483	35,811	35,304
Diluted net loss per share	36,038	35,483	35,811	35,304